                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     -------


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                        Rursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


      For    2Q-2000 results


                                    NERA ASA
                         Kokstadveien 23, P.O. Box 7090
                                  N-5020 BERGEN
                                     Norway


       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X            Form 40-F
                     -----                   -----

       Indicate by ckeck mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                No  X
                     -----             ------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                              NERA ASA


                              By:   Bjorn Ove Skjeie (sign.)
                                    Name:  Bjorn Ove Skjeie
                                    Title: President and
                                            Chief Operating Officer




Dated:  August 10, 2000

                                        NERA ASA
PRESS RELEASE, August 10, 2000
                                        Postal Address
                                        P.O. Box 7090, N-5020 BERGEN, Norway,

                                        Office Address
                                        Kokstadveien 23, BERGEN, Norway,
                                        Tel No: +47 55 22 51 00
                                        Fax No: +47 55 22 52 99

                                        Head Office
                                        Nera ASA, 5020 BERGEN
                                        Register of Business Enterprises
                                        NO 944 536 949 MVA



NERA AT HALF YEAR: SPEED UP IN WIRELESS BROADBAND ACCESS

SOLID ORDER INTAKE SECURES OPERATIONS

A STRONG AND INCREASING MOMENTUM IN THE NEW BUSINESS AREA WIRELESS BROADBAND ACCESS WITH SIGNING OF THE FIRST CONTRACTS, A SOLID ORDER INTAKE AND SATISFACTORY OPERATIONS ARE THE MAIN FEATURES OF THE NERA GROUPS HALF-YEAR RESULTS. THE INCREASE IN BOTH ORDER INTAKE AND SALES ARE ABOUT 17 PERCENT WHEN COMPARED TO SAME PERIOD IN 1999 RESTATED FOR DISCONTINUED OPERATIONS. A CONTINUED HEALTHY DEVELOPMENT OF THE GROUP'S OPERATIONS, WITH ABOUT 20 PERCENT GROWTH IN THE TRANSMISSION NETWORKS AREA FOR THE YEAR IS EXPECTED. THE EXPECTATIONS OF A STRONG MARKET IN WIRELESS BROADBAND ACCESS HAVE BEEN CONFIRMED, AND DEVELOPMENT OF THIS AREA WILL INTENSIFY.

KEY FIGURES 1ST HALF 2000*


AMOUNTS IN         1ST HALF 2000    1ST HALF 1999   CHANGE IN % OVER     1ST HALF
MILLION NOK                             RESTATED      1999 RESTATED         1999
----------------------------------------------------------------------------------
Revenues                  1163.0            988            +17 %         1393
----------------------------------------------------------------------------------
OPERATING INCOME           100.8           41.3           +144 %         64.4
BEFORE  WIRELESS
BROADBAND ACCESS
----------------------------------------------------------------------------------
OPERATING INCOME            80.0           41.3            +94 %         64.4
BEFORE
RESTRUCTURING
----------------------------------------------------------------------------------
Income before tax          103.2           33.7           +206 %         56.8
----------------------------------------------------------------------------------
ORDER INTAKE                1442           1231            +17 %         1634
----------------------------------------------------------------------------------

* Column 4 shows actual 1999 figures as reported in the accounts, column 2 shows the 1999 figures after adjusting for discontinued operations.

OPERATIONS IN THE FIRST HALF OF 2000
"A positive market, speedy development of our broadband venture and satisfactory operations makes us pleased with the way this year is progressing," says BJORN OVE SKJEIE, CEO OF NERA ASA, commenting the mid-year results. "A margin before R&D of 17.2 percent is evidence of healthy operation, at the same time R&D expenditure at more than 10 percent of revenues in the first half of 2000 is significantly higher than previous periods."

                                                                         1 (3)

The order intake in the Transmission Networks area increased by 29 percent in the first half. Strong demand for Nera products in most markets, such as England and Mexico, created record high new order levels. The operating margin was negatively affected in the second quarter by a strike and a large number of public holidays, resulting in lower efficiency in the production and lower volumes delivered. The strike reduced income by NOK 10 million. The SDH-link NL290 is still the dominant product family, but CityLink shows steady growth in volume.

"Inmarsat has been able to deliver where other satellite systems only have been creating expectations. This has given momentum to the sales of established Inmarsat products such as Nera World Phone and "B"-terminal, while the sales of Nera WorldCommunicator has yet to take off", says the CEO. He emphasizes the fact that the Satellite Communications area sees a number of opportunities resulting from a contract with ACeS. Even though the ICO-contract now has been terminated, it has given Nera valued know-how in fields like miniaturization techniques, which is important in other projects. The termination of the ICO-contract resulted in a gain of NOK 7.5 million.

HIGH LEVEL OF ACTIVITY WITHIN WIRELESS BROADBAND ACCESS
" It is gratifying to book the first orders already in the second quarter," comments Skjeie. A number of important contracts have been signed, including Shin Sat, Modalen and Eutelsat, and a Velocity testsystem has been delivered to the CLEC-market in the U.S. An organisation of 70 people has been established, and important co-operation agreements have been made with a number of parties.

The contract with Modalen municipality is giving Nera a unique experience in building a wireless broadband access network in a small community.

Eutelsat and Nera have signed a contract regarding a project to build a pilot satellite network based on the new DVB Return Channel via Satellite (DVB-RCS) standard. The DVB-RCS terminals will be powerful tools for the corporate, institutional and home-office users. They will become an attractive platform for the delivery of broadband access and multimedia services to the residential market - in competition with and complementary to DSL telephone and cable-TV network solutions.

In a strategic co-operation Nera and ST Microelectronics, one of the worlds leading developer and manufacturer of ASIC-solutions, will develop technology and software for turnkey interactive broadband solutions for digital set top boxes.

The details in the contracts with Eutelsat and ST Microelectronics will be released at the International Broadcasting Conference (IBC) in Amsterdam at September 9.

Nera will achieve time-to-market leadership through an OEM-agreement with BreezeCOM by selling Nera labelled BreezeCOM broadband access products.

OUTLOOK FOR THE YEAR: TRANSMISSION NETWORKS UP 20 PERCENT
- SATELLITE COMMUNICATIONS A PROFITABLE BUSINESS
The Transmission Networks business area is expected to have a 20 percent growth in both revenues and income compared to 1999. The third quarter will see start up of production in Brazil, and it is expected that customers who currently are operating CityLink evaluation systems will order networks in the second half of this year.

                                                                           2(3)

Satellite Communications is expected to achieve an operating margin of more than 10 percent on slightly lower revenues than the previous year. Nera World Communicator is receiving increasing attention, and the effort to create a breakthrough in the market continues. In the second half we also expect a clarification of whether the regional systems will represent new business opportunities.

"Our expectations of a strong market in broadband access have been confirmed and we will put a lot of effort into getting a leading position in the market. The Scandinavian market is an early starter, and we will concentrate our marketing effort in the U.S. and in Europe. We will increase the effort in the Wireless Broadband Access area, expecting to spend NOK 100 million in the second half," ends CEO Bjorn Ove Skjeie.

Nera is a Norwegian company specializing in the design, development, manufacturing, and marketing of wireless telecommunications equipment and systems and the provision of related services. Nera supplies mobile satellite terminals, land earth stations and airtime billing services, principally for the Inmarsat global satellite communications network, and microwave radio relay systems and telecommunications management networks. Nera is listed on NASDAQ in New York (ticker: NERAY) and on the Oslo Stock Exchange. Nera ASA has an associated company, Nera Telecommunications Ltd., listed in the Singapore Exchange Ltd. (ticker: Nera Tel). For further information, visit http://www.nera.no/

Half-year statement and report are available on Nera's homepage at www.nera.no

Enclosures: Income statement, balance sheet, statement of cash flows and quarterly results.

Contact:    Mr. Helge Skaar, Manager Corporate Communications, Nera ASA
Phone:      +47 55 22 58 20, e-mail: hsk@nera.no

                                                                           3(3)

                                Quarterly Results

-------------------------------------------------------------------------------------------------------------------------
                                          2ND Q.           1ST Q.        4TH Q.        3RD Q.        2ND Q.        1ST Q.
(Amounts in NOK 1000)                     2000             2000          1999          1999          1999          1999
-------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                           853,149        589,244       657,363        596,257       825,690       808,659
-----------------------------------------------------------------------------------------------------------------------
SALES                                     548,476        614,564       736,891        635,820       679,599       713,467
-------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
BEFORE RESTRUCTURING                       29,901         50,079        66,229         45,786        31,696        32,737
-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                        40,488         62,670        86,914        153,060        29,775        27,052
-------------------------------------------------------------------------------------------------------------------------



                            Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------------------------
(Amount in NOK 1000)                                           1ST HALFYEAR                  1ST HALFYEAR                  YEAR
                                                                   2000                          1999                      1999
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                          71,852                    40,951                   207,578
Depreciation                                                        24,870                    30,195                    58,667
Writedowns goodwill and financial non-current assets                                                                     1,700
Change in inventories, accounts receivables/payable and
other working capital items                                       -129,369                    77,053                   332,603
Other adjustments to operating activities                          101,509                    19,286                  -206,051
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                                          68,862                   167,485                   394,497
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                               -40,821                   -33,143                   -60,151
Proceeds from sales of property, plant and equipment                   827                     4,577                     5,013
Other investments and sales                                        -14,788                    29,324                   173,411
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                                                         -54,782                       758                   118,273
-------------------------------------------------------------------------------------------------------------------------------
Net change in debt                                                   8,080                   -23,702                  -257,273
Dividends paid                                                     -19,562
Net change in own shares                                           -10,930
Proceeds from issuance of shares                                   882,174
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING
ACTIVITIES                                                         859,762                   -23,702                  -257,273
-------------------------------------------------------------------------------------------------------------------------------
TRANSLATION DIFFERENCES                                                538                     3,491                    -6,640
-------------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                            874,380                   148,032                   248,857
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   481,534                   232,677                   232,677
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       1,355,914                   380,709                   481,534
-------------------------------------------------------------------------------------------------------------------------------

                                Income Statments

----------------------------------------------------------------------------------------------------------------------------------
(Amounts in NOK 1000)                         1ST HALFYEAR       1ST HALFYEAR         YEAR           2ND QUARTER       2ND QUARTER
                                                  2000               1999             1999               2000              1999
----------------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                                  1,442,393         1,634,349        2,887,967           853,149           825,690
SALES                                            1,163,040         1,393,066        2,765,777           548,476           679,599
Operating costs                                   -938,625        -1,187,564       -2,314,276          -444,770          -573,775
Depreciation                                       -24,870           -30,195          -58,667           -12,097           -15,731
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                        199,545           175,307          392,834            91,609            90,093
----------------------------------------------------------------------------------------------------------------------------------
Research and Development                          -119,565          -110,874         -216,386           -61,708           -58,397
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCTURING
GAIN AND LOSS                                       79,980            64,433          176,448            29,901            31,696
----------------------------------------------------------------------------------------------------------------------------------
Restructuring gain and loss                                                           112,807
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                    79,980            64,433          289,255            29,901            31,696
----------------------------------------------------------------------------------------------------------------------------------
Income from investment in associated comp.          10,868               490           12,098             7,030               378
Net financial income (expenses)                     12,310            -8,096           -4,552             3,557            -2,299
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                103,158            56,827          296,801            40,488            29,775
----------------------------------------------------------------------------------------------------------------------------------
Taxes                                              -31,306           -15,876          -89,223           -11,792            -9,060
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                          71,852            40,951          207,578            28,696            20,715
----------------------------------------------------------------------------------------------------------------------------------


                                 Balance Sheets

---------------------------------------------------------------------------------------------------
(AMOUNTS IN NOK 1000)                                    2000-06-30     1999-12-31    1999-06-30
---------------------------------------------------------------------------------------------------
R&D, purchased technology                                     43,018        21,431        21,395
Deferred tax assets                                           17,675         7,351        64,027
Goodwill                                                      71,788
Property, plant and equipment                                153,496       141,191       208,013
Financial non-current assets                                 345,624       271,291       206,545
---------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                           631,601       441,264       499,980
---------------------------------------------------------------------------------------------------
Inventories                                                  356,767       309,322       374,002
Trade receivables                                            600,530       592,548       778,242
Other receivables                                            222,021       445,847       363,458
Short-term shareholdings                                       2,300         2,300
Cash and cash equivalents                                  1,355,914       481,534       380,709
---------------------------------------------------------------------------------------------------
CURRENT ASSETS                                             2,537,532     1,831,551     1,896,411
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                               3,169,133     2,272,815     2,396,391
---------------------------------------------------------------------------------------------------
Shareholders' equity                                       1,933,601       969,508       827,966
Long-term liabilities                                        353,782       335,038       601,234
Current liabilities                                          881,750       968,269       967,191
---------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                               3,169,133     2,272,815     2,396,391
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
INTEREST-BEARING CURRENT LIABILITIES                           9,006        32,509         7,902
INTEREST-BEARING LONG-TERM LIABILITIES                       236,265       226,456       484,546
---------------------------------------------------------------------------------------------------

NERA ASA
REPORT FOR FIRST HALF 2000

A strong and increasing momentum in the new business area Wireless Broadband Access with signing of the first contracts, a solid order intake and satisfactory operations are the main features of the first half-year. The Board expect a continued healthy development of the group's operations, with about 20 percent growth in revenues and income in the Transmission Networks area, and an operating margin of more than 10 percent on slightly lower revenues in the Satellite Communications area for the year 2000. Our expectations of a strong market in broadband access have been confirmed, and development of this area will intensify. Nera has strong competencies in radio link and satellite communications, a unique foundation for creating a successful Wireless Broadband Access business.

KEY POINTS IN THE FIRST HALF-YEAR:
- The Wireless Broadband Access area has signed both the first contracts with customers and strategic co-operation agreements with partners.

- Orders from Shin Sat, Modalen municipality and Eutelsat establishes Nera in the broadband access market.

- OEM-contract with Breezecom gives Nera a broader range of products and increased competitive strength.

- Technology partnership with ST Microelectronics gives Nera the opportunity of leading the development of next generation interactive satellite communications.

-      17 percent growth in revenues after adjusting for discontinued operations
- Satisfactory income from operations; 17 percent operating margin before R&D
-      Increased R&D effort - more than 10% of revenues
- Order intake up 29 percent for Transmission Networks area in the first half-year, large cellular network contracts in England and Mexico signed
- Satellite Communications show solid sales of established products and new opportunities arising from contract with ACeS.

INCOME STATEMENT, BALANCE SHEET, LIQUIDITY AND EQUITY
At the end of the first half of 2000 the Nera Group had revenues of NOK 1 163 million, compared to NOK 1 393 million in the first half of 1999. Taking in on account that NOK 400 million in revenues in 1999 were from discontinued operations, this is actually an increase in revenues by 17 percent on the previous year.

Operating costs were NOK 939 million in the first half, compared to NOK 1 188 million last year. Operating margin before R&D were 17.2 percent, more than 4 percentage points better than in the first half of 1999. R&D expenditure was NOK 120 million, up from NOK 111 million in the same period last year. This represent 10.3 percent of revenues, up 2.3 percentage points over last year's first half. The increase in R&D reflects the need to develop products for the broadband access market.

Operating income in the first half of 2000 was NOK 80 million, compared to NOK
64.4 million In the same period last year. That makes the operating margin 6.9 percent for the first half of this year. Earnings from associated companies was NOK 10.9 million and net financial income was NOK 12.3 million. This yields a pre-tax income of NOK 103.1 million compared to NOK 56.8 million in the first half of 1999.

Net income is NOK 71.8 million, giving NOK 0.71 in earnings per share based on an average shares outstanding in the period of 100.5 million.

                                                                            1/4

Nera's consolidated balance sheet as of June 30th, 2000 was NOK 3 169 million, an increase from NOK 2 273 million at the end of 1999. The most significant change arises from an increase in the equity of about NOK 1 billion, giving an equity ratio of about 60 percent at the end of the half-year. The greater part of this increase is attributable to the share issue in the beginning of May this year. This netted NOK 882 million in new equity for the company. The number of shares outstanding is now 122.8 million.

Payment for the new shares is also reflected in the increase in the cash balance from NOK 482 million to NOK 1 356 million in the period. Acquisitions in the U.S. have also contributed more than NOK 100 million of the increase in the consolidated balance sheet during the period.

ORDER INTAKE AND BACKLOG
The order intake increased by 17 percent compared to the same period last year adjusted for discontinued operations. In the first half of 2000 the Nera Group booked orders in the amount of NOK 1 442 million. Especially Transmission Network is showing strong growth in orders with an increase of 29 percent compared to the same period last year.

Satellite Communications is on par with last year, and we are pleased to report the first orders for Wireless Broadband Access.

The order backlog shows an increase of NOK 314 million in the second quarter after removing NOK 183 million of orders following the termination of the ICO-contract. Of the backlog NOK 517 million is to be delivered in the third quarter and NOK 403 million in the fourth quarter this year.

PROSPECTS FOR THE FUTURE
The market for Wireless Broadband Access is developing rapidly, which was a main reason for the share issue in the second quarter. Based on the opportunities Nera has identified for growth in this area, the Company will intensify efforts to target a leading position in this market. The board expects Wireless Broadband Access to have costs of about NOK 100 million in the second half of this year, and the effort to build this new area will continue into 2001.

As noted in the first quarter 2000 report the Transmission Networks area have good prospects for growth. A growth of about 20 percent in both revenues and income is expected in 2000 compared to 1999. As for Satellite Communications the increase in sales of products is not expected to compensate fully for revenues discontinued with the Airtime Billing operation, and the revenues are expected to be somewhat lower than 1999, but with an operating margin of more than 10 percent. A global shortage of certain parts creates uncertainty, but as far as we can see today this might be a limiting factor for satellite telephones only.

With the financial flexibility Nera enjoys, the Company continuously evaluates structural opportunities. Securing a strong position in the emerging broadband access market is paramount in the evaluation of acquisitions or other structural changes.

DEVELOPMENTS IN THE BUSINESS AREAS

WIRELESS BROADBAND ACCESS
The business area was established earlier this year and has undergone a rapid build up during the first half of this year, already counting 70 employees, and co-operation agreements with many parties in various fields has been signed. The first orders of a total of NOK 46 million have been booked. Costs amounted to about NOK 20 million in the first half of 2000.

                                                                             2/4

Our expectations of a strong market in broadband access have been confirmed, with especially the Scandinavian market as an early market. In the beginning the marketing effort will be focused on the markets in the U.S. and Europe. One of the first contracts covered earth stations for an interactive broadband satellite system (Shin Sat), one of the first systems for interactive broadband communications via satellite. In another contract, Nera has the responsibility for implementing and supplying products in a broadband access network in a Norwegian municipality (Modalen) - so far a unique project. Nera also signed a contract with Eutelsat after the end of the half-year to supply a pilot DVB-RCS system.

Velocity, the point-to-multipoint product developed by the Dallas, U.S. based unit acquired from WorldAccess, is getting close to launch in the US-market where it has been tested in the CLEC-market in the second quarter. A lot of effort has been put into developing co-operation and OEM agreements in order to build a competitive range of products. After the end of the quarter an OEM-contract has been signed with Breezecom allowing Nera to use Breezecom Point-To-Multipoint systems in addition to internally developed products. Another contract of long-term importance is the co-operation with ST Microelectronics, a leading global ASIC-supplier, on developing a new generation technology for wireless broadband terminals.

The business area is undergoing a rapid build-up, and Nera expects costs of about NOK 100 million in the second half, and at least as much next year.

SATELLITE COMMUNICATIONS
Satellite Communications had an order intake of NOK 327 million in the first half this year, compared to NOK 521 million in the same period last year. This amounts to a decline of NOK 40 million after adjusting for the sale of Airtime Billing operation. There is still a strong demand for Nera WorldPhone and other established products, but the Nera World Communicator breakthrough has not materialised yet. Market shares for satellite telephones show a positive trend. There is a lot of activity regarding new regional systems where Nera technology can be used. At this point we have signed a MoU with ACeS regarding development of a mobile data terminal for the system. The regional satellite systems represent an extension of business opportunities for Nera.

The ICO development contract has been terminated in agreement with ICO. The cost of the ICO-project totals NOK 90 million. The termination of the project has made a positive contribution of NOK 7.5 million in the quarter. The project has given Nera valued know how in miniaturization techniques, which will be useful in other projects Nera is working on. As for ICO, the concept has changed, so the previous development project had less relevance. The parties are agreed upon resuming contact when ICO has developed its concept further.

Operating revenues for Satellite Communications was NOK 386 million in the first half, compared with NOK 432 million last year. After adjusting for the divested Airtime Billing unit, this year's revenue is about NOK 100 million higher than the same period in 1999. Operating income for the business area was NOK 59.5 million, giving an operating margin of 15.4 percent.

TRANSMISSION NETWORKS
The order intake in the Transmission Networks area was NOK 1 004 million in the first half, an increase of 29 percent on the previous year. Strong demand for our products exists in most markets. Large orders from England and Mexico contributed to a record high new order intake in the second quarter, and the African market also came through with significant orders in this period.

The area had first-half sales of NOK 733 million, compared to NOK 671 million in the first half of 1999. A strike and a large number of public holidays resulted in lower efficiency in the production and lower volumes delivered.

                                                                            3/4

The product mix shows the SDH-link NL290 as the dominant product family, but CityLink shows steady growth in volume. A number of customers have had CityLink evaluation networks installed in the second quarter this year. The third quarter will see start up of production in Brazil and this will have a positive effect on operations.

The first-half operating income in the Transmission Networks area was NOK 50.5 million compared to NOK 36.5 million in 1999. This is an increase of about 30 percent and the area shows an operating margin of 6.9 percent. It was mainly the operating income of Transmission Networks that suffered from the strike action to the amount of NOK 10 million.

Board of Directors, Nera ASA, Bergen/Oslo, 2000-08-09

                                                                            4/4